MDS INC.

Annual and Special Meeting of Shareholders of MDS Inc. ("MDS")

Thursday, March 9, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED: 70.356% OF

ISSUED & OUTSTANDING: 142,649,042

Matters Voted Upon:

	Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of MDS for the following year	Carried by a show of hands	70.125

2. The appointment of Ernst & Young LLP as independent auditors of MDS for the following year and authorize directors to fix their remuneration	Carried by a show of hands	69.865

Special Business

3. The approval, ratification and confirmation of the Amended and Restated Shareholder Rights Plan	Carried by a show of hands	66.312%